Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 4 DATED JUNE 16, 2020

TO THE PROSPECTUS DATED APRIL 17, 2020

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc. dated April 17, 2020 (the “Prospectus”), Supplement No. 1 dated April 17, 2020, Supplement No. 2 dated April 24, 2020 and Supplement No. 3 dated May 15, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to provide updates to our operations;

•	to disclose the transaction price for each class of our common stock as of July 1, 2020;

•	to disclose the calculation of our May 31, 2020 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on our initial public offering;

•	to update the “Management” section of the Prospectus; and

•	to update the “Experts” section of the Prospectus.

Operations Updates

Our U.S. portfolio is 99% leased as of May 31, 2020 and the portfolio has demonstrated its overall rent durability during the COVID-19 pandemic. In May 2020, we collected 91% of rent in the U.S. portfolio, which was higher than April. Rent collection in May 2020 was led by our industrial properties (100% collected), followed by multifamily (95% collected), medical office (93% collected), office (92% collected), and retail (70% collected). We granted rent deferment on a case-by-case basis to some of our small business tenants to assist them through this challenging time in order for us to emerge after this pandemic with well-occupied properties. We anticipate this deferred rent will be paid over the term of each lease.

While virtually no property sector or portfolio is immune from the negative effects of this pandemic-driven recession, we believe certain sectors and strategies are better positioned in these uncertain times and will gain as the economy recovers. We are well positioned due to our (i) lower leverage (24.4%), (ii) long-term leases and high occupancy, (iii) very limited lease expirations over next two years, (iv) no CMBS exposure, and (v) no material exposure to hospitality, gaming, leisure, student or senior housing, which are anticipated to be the some of the most negatively affected sectors in the near term.

July 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2020 (and repurchases as of June 30, 2020) is as follows:

Transaction Price (per share)
Class T	$10.28
Class S	$10.27
Class D	$10.35
Class I	$10.38

The transaction price for our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of May 31, 2020. A detailed presentation of the NAV per share is set forth below.

VGN-NREIT-0620P

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2020 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of May 31, 2020, our properties have been appraised in accordance with our valuation guidelines and such appraisals were reviewed by our independent valuation advisor.

The following table provides a breakdown of the major components of our NAV as of May 31, 2020 ($ and shares in thousands):

Components of NAV	May 31, 2020
Investment in real property	$435,099
Investment in international affiliated funds	43,743
Investment in real estate-related assets	33,476
Investment in commercial mortgage loan	12,970
Cash and cash equivalents	14,893
Restricted cash	4,068
Other assets	2,818
Debt obligations	(132,287)
Other liabilities	(8,678)
Subscriptions received in advance	(4,068)
Stockholder servicing fees payable the following month(1)	(33)

Net Asset Value	$402,001
Net asset value attributable to Series A preferred stock	131

NAV attributable to NREIT Stockholders	401,870

Number of outstanding shares	38,330

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of May 31, 2020, we have accrued under GAAP approximately $3.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of May 31, 2020 ($ and shares in thousands, except per share data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value	$27,714	$14,699	$11,659	$34,740	$313,058	$401,870
Number of outstanding shares	2,696	1,431	1,126	3,346	29,731	38,330

NAV per share as of May 31, 2020	$10.28	$10.27	$10.35	$10.38	$10.53

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2020 valuations, based on property types. Once we own more than one retail property and other property, we will include the key assumptions for such property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.81%	6.01%
Multifamily	6.88	5.40
Office	7.16	6.41

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	+1.98%	+1.90%	+1.80%
(weighted average)	0.25% increase	(1.90)%	(1.90)%	(1.92)%
Exit Capitalization Rate	0.25% decrease	+2.77%	+3.00%	+2.40%
(weighted average)	0.25% increase	(2.45)%	(2.70)%	(2.28)%

Status of our Initial Public Offering

As of the date hereof, we had issued and sold 9,079,537 shares of our common stock (consisting of 1,608,574 Class T shares, 2,774,834 Class S shares, 1,129,258 Class D shares and 3,566,871 Class I shares) in our offering, resulting in gross offering proceeds of $97,506,990. We intend to continue selling shares in the offering on a monthly basis.

Management

The following replaces the biography of Mr. James E. Sinople in the “Management” section of the Prospectus.

James E. Sinople has served as our Chief Financial Officer and Treasurer since July 2017. He also serves as a Director in Nuveen Real Estate’s Global Product and Solutions team which is responsible for the development of new proprietary investment products focused on private equity and debt strategies across multiple property types, risk styles and client mandates. Prior to this role, Mr. Sinople was the Director of Investment Accounting in the Americas for the Nuveen Real Estate third party reporting team, which is responsible for the oversight, accounting and reporting for over 25 funds and ventures with over $13 billion in AUM. The funds are comprised of core, value-add and opportunistic real estate assets (including office, retail, industrial and multi-family residential properties), commercial mortgage investments and super-regional malls. In addition, Mr. Sinople served as a Manager of agriculture portfolio reporting, including the initial $2 billion agriculture fund as well as TIAA investment subsidiaries. Prior to joining TIAA, Mr. Sinople served as a Project Controller in the energy and private equity industries. He also served in reporting and audit assurance roles at Time Warner Cable and Ernst and Young. Mr. Sinople holds a B.S. in Accounting from Florida Atlantic University and is a Certified Public Accountant.

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The amount of the estimated market values of our real properties as of May 31, 2020 presented on page 2 of this Supplement under the section “May 31, 2020 NAV Per Share” has been reviewed by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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